As filed with the Securities and Exchange Commission on March 29, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Permal Hedge Strategies Fund I

(Name of Subject Company (issuer))

Permal Hedge Strategies Fund I

(Name of Filing Person (offeror))

Institutional Shares $0.00001 Par Value Per Share

(Title of Class of Securities)

714182201 (Institutional Shares)

(CUSIP Number of Class of Securities)

Service Shares $0.00001 Par Value Per Share

(Title of Class of Securities)

714182102 (Service Shares)

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

PERMAL HEDGE STRATEGIES FUND I

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Permal Hedge Strategies Fund I (the “Fund”) relating to the offers to purchase (the “Offers”) up to (i) $5,148,674 of the Fund’s Institutional Shares, par value $0.00001 per share (the “Institutional Shares”) and (ii) $130,964 of the Fund’s Service Shares, par value $0.00001 per share (the “Service Shares”) pursuant to tenders by shareholders of the Fund at their respective estimated net asset value as of December 31, 2015 and originally filed with the Securities and Exchange Commission on September 28, 2015, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Offers terminated at 11:59 P.M., Eastern Standard Time, on October 27, 2015. Pursuant to the Offers, $2,134,242 of Institutional Shares and $0 of Service Shares were tendered and accepted by the Fund at a net asset value per Institutional Share of $4.20 and a net asset value per Service Share of $4.14, as determined as of December 31, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMAL HEDGE STRATEGIES FUND I

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	Chairman, President and Chief Executive Officer

Dated: March 29, 2016

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